# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PureCycle Technologies, Inc., CIK 0001830033
CUSIP: 74623V103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 20 NORTH ORANGE AVE, SUITE 106, ORLANDO, Florida (FL), 32801
Date of event which requires filing of this statement: 06/20/2025
Amends the filing with accession number 0001085146-24-004580
Filed by CIK 0002003074
Persons authorized to receive notices and communications: Matthew Whitehead, 3000 El Camino Real, Building 5, Suite 450, Palo Alto, California (CA), 94306, 332-242-8518

## Reporting persons
- SYLEBRA CAPITAL LLC (CIK 0002003074): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 34,077,574; sole dispositive power 0; shared dispositive power 34,077,574; aggregate amount beneficially owned 34,077,574 (18.98% of the class)
- Sylebra Capital Ltd (CIK 0001627436): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 34,077,574; sole dispositive power 0; shared dispositive power 34,077,574; aggregate amount beneficially owned 34,077,574 (18.98% of the class)
- Sylebra Capital Management, Ltd (CIK 0001745666): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 34,077,574; sole dispositive power 0; shared dispositive power 34,077,574; aggregate amount beneficially owned 34,077,574 (18.98% of the class)
- Gibson Daniel Patrick (CIK 0001745725): type of reporting person: individual (IN); citizenship or place of organization: Antigua And Barbuda (B9); source of funds: working capital (WC); sole voting power 714,300; shared voting power 34,220,474; sole dispositive power 714,300; shared dispositive power 34,220,474; aggregate amount beneficially owned 34,934,774 (19.46% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: PureCycle Technologies, Inc.
Address of issuer's principal executive offices: 20 NORTH ORANGE AVE, SUITE 106, ORLANDO, Florida (FL), 32801
Comment: This Amendment No. 3 on Schedule 13D/A (this "Amendment") amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 24, 2022, as amended from time to time (the "Schedule 13D"), relating to the shares of common stock, par value $0.001 per share ("Common Stock"), of PureCycle Technologies, Inc., a Delaware corporation (the "Issuer"), with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Issuer are located at 4651 Salisbury Road, Suite 400, Jacksonville, Florida 32256. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Sylebra Capital LLC ("Sylebra US") hereby files this Amendment on behalf of the Reporting Persons pursuant to the Agreement with Respect to Schedule 13D (the Joint Filing Agreement) attached to this Statement as Exhibit 99.1.

Sylebra US and Sylebra Capital Limited ("Sylebra HK") are the investment sub-advisers to Sylebra Capital Partners Master Fund, Ltd. ("SCP MF"), Sylebra Capital Parc Master Fund ("PARC MF"), Sylebra Capital Menlo Master Fund ("MENLO MF") and other advisory clients. The term Affiliated Investment Entities refers to SCP MF, PARC MF, MENLO MF and the other advisory clients. Sylebra Capital Management ("Sylebra Cayman") is the investment manager and parent of Sylebra HK. Sylebra Cayman owns 100% of the shares of Sylebra HK, and Daniel Patrick Gibson ("Gibson") owns 100% of the Class A shares of Sylebra Cayman and 100% of the share capital of Sylebra US. Gibson is a founder and Chief Investment Officer of Sylebra Cayman. In such capacities, Sylebra HK, Sylebra US, Sylebra Cayman, and Gibson may be deemed to share voting and dispositive power over the shares of common stock of the Issuer held by the Affiliated Investment Entities. In addition, Gibson owns all of the outstanding equity interests in Gibsons Korner LLC ("GK LLC") and thus may be deemed to share voting and dispositive power over the shares of common stock of the Issuer held by GK LLC.

Sylebra US, Sylebra HK, Sylebra Cayman and Gibson are each referred to herein individually as a Reporting Person and collectively as the Reporting Persons.
Residence or business address:
SYLEBRA CAPITAL LLC - 3000 El Camino Real, Building 5, Suite 450, Palo Alto, CA 94306

Sylebra Capital Ltd - 20th Floor, 256 Hennessy Road, Wan Chai, Hong Kong

Sylebra Capital Management, Ltd - c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town Grand Cayman KY1-9008, Cayman Islands

Gibson Daniel Patrick - 3000 El Camino Real, Building 5, Suite 450, Palo Alto, CA 94306
Present principal occupation or employment:
SYLEBRA CAPITAL LLC - Investment Sub-Adviser

Sylebra Capital Ltd - Investment Sub-Adviser

Sylebra Capital Management, Ltd - Investment Manager

Gibson Daniel Patrick - (i) director and owner of Sylebra Capital Limited and Sylebra Capital Management and (ii) a sole member of Sylebra Capital LLC
Criminal convictions in the last five years:
SYLEBRA CAPITAL LLC - None

Sylebra Capital Ltd - None

Sylebra Capital Management, Ltd - None

Gibson Daniel Patrick - None
Civil proceedings (securities laws) in the last five years:
SYLEBRA CAPITAL LLC - None

Sylebra Capital Ltd - None

Sylebra Capital Management, Ltd - None

Gibson Daniel Patrick - None
Citizenship:
SYLEBRA CAPITAL LLC - Delaware, US

Sylebra Capital Ltd - Hong Kong

Sylebra Capital Management, Ltd - Cayman Islands

Gibson Daniel Patrick - Antiqua and Barbuda

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons each used their respective working capital to purchase the shares of Common Stock of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the transactions was to acquire the securities of the Issuer for investment purposes with the aim of increasing the value of the investment and the Issuer.

On June 16, 2025, each of the Affiliated Investment Entities entered into subscription agreements (the "Subscription Agreements") with the Issuer, pursuant to which the Issuer agreed to sell to the Affiliated Investment Entities, in a private placement transaction, an aggregate of 40,000 shares of the Issuer's Series B Convertible Preferred Stock. The shares of Series B Convertible Preferred Stock are convertible into shares of the Issuer's Common Stock at a conversion rate equal to (a) the sum of $1,000 plus in kind dividends plus accrued dividends divided by (b) the conversion price, subject to a 19.99% ownership cap. The Series B Convertible Preferred Stock accrues cumulative dividends at a rate of 7% per annum, payable in kind or cash at the Issuer's option and has a liquidation preference equal to the greater of the accrued value of the Series B Convertible Preferred Stock at the time of the liquidation event or the amount receivable by the holders thereof if converted into the Issuer's Common stock. In the event of a change in control, holders of the Series B Convertible Preferred Stock may require the Issuer to redeem, or the Issuer may redeem, the Series B Convertible Preferred Stock for cash at the accrued value of the Series B Convertible Preferred Stock at the time of redemption. The Issuer has the right to convert the Series B Convertible Preferred Stock into Common Stock after the third anniversary of the closing date if certain trading price conditions are met. Pursuant to the Subscription Agreements, the Issuer is required to prepare and file a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, covering the resale of the shares of the Issuer's Common Stock underlying the Series B Convertible Preferred Stock. The transactions subject to the Subscription Agreements closed on June 20, 2025.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuers business, prospects and financial condition, the market for the Issuers securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons ownership of the Issuers securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuers business or corporate structure; (g) any changes in the Issuers charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
SYLEBRA CAPITAL LLC - 34,077,574; 18.98%

Sylebra Capital Ltd - 34,077,574; 18.98%

Sylebra Capital Management, Ltd - 34,077,574; 18.98%

Gibson Daniel Patrick - 34,934,774; 19.46%
Number of shares as to which each person has sole or shared power to vote or dispose:
SYLEBRA CAPITAL LLC - 34,077,574

Sylebra Capital Ltd - 34,077,574

Sylebra Capital Management, Ltd - 34,077,574

Gibson Daniel Patrick - Sole Voting / Dispositive Power: 714,300

Gibson Daniel Patrick - Shared Voting / Dispositive Power: 34,220,474
Transactions in the class effected during the past sixty days: Other than as disclosed above, there have been no reportable transactions with respect to the Issuer's Common Stock within the last 60 days by the Reporting Persons other than as described in this Statement .
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided in Items 3, 4 and 5 is hereby incorporated herein by this reference.

Except for the Joint Filing Agreement attached hereto as Exhibit 99.1, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement, dated as of June 24, 2025, by and among the Reporting Persons.

## Signatures
- SYLEBRA CAPITAL LLC: /s/ Matthew Whitehead, Matthew Whitehead, Authorized Signatory (06/24/2025)
- Sylebra Capital Ltd: /s/ Matthew Whitehead, Matthew Whitehead, Authorized Signatory (06/24/2025)
- Sylebra Capital Management, Ltd: /s/ Matthew Whitehead, Matthew Whitehead, Authorized Signatory (06/24/2025)
- Gibson Daniel Patrick: /s/ Daniel Patrick Gibson, Daniel Patrick Gibson, Individual (06/24/2025)